SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Titan Motorcycle Co. of America
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   888307 10 5
                                   -----------
                                 (CUSIP Number)

                                 Patrick. Keery
                              12460 N. 116th Street
                               Scottsdale,AZ 85259
                                 (602) 861-6977
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                            Estimated October 1, 1998
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages

                                       13D

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  888307 10 5

 ................................................................................
         1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            Patrick Keery
 ................................................................................
         2) Check the Appropriate Box if a Member of a Group *

                  (a)  [ ]
                  (b)  [x]
 ................................................................................
         3) SEC Use Only

 ................................................................................
         4) Source of Funds (See Instructions)

            NA
 ................................................................................
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            NA
 ................................................................................
         6) Citizenship or Place of Organization

            Arizona
 ................................................................................
Number of Shares                    (7) Sole Voting Power              2,848,549
Beneficially Owned                  ............................................
by Each Reporting                   (8) Shared Voting Power            0
Person With                         ............................................
                                    (9) Sole Dispositive Power         2,848,549
                                    ............................................
                                    (10) Shared Dispositive Power      0
 ................................................................................
         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,848,549
 ................................................................................

                                                               Page 3 of 5 Pages

                                       13D

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares * NA
 ................................................................................
         13) Percent of Class Represented by Amount in Row (11)

                  17.2%
 ................................................................................
         14) Type of Reporting Person (See Instructions) *

               IN
 ................................................................................

                                                               Page 4 of 5 Pages

 ................................................................................

ITEM 1.  SECURITY AND ISSUER

                  Common Stock

                  Titan Motorcycle Co. of America
                  2222 West Peoria Avenue
                  Phoenix, Arizona   85029

ITEM 2.  IDENTITY AND BACKGROUND
         (a, b & c)
Patrick Keery
Business Address:
2222 West Peoria Avenue
Phoenix, Arizona   85029

President and Director of the Company:
Titan Motorcycle Co. of America
2222 West Peoria Avenue
Phoenix, Arizona   85029


         (d) During the last five years, Patrick Keery has not been convicted in any criminal proceedings.

         (e) During the last five years, Patrick Keery was not a party to a civil proceeding, as referred to in paragraph (e) of Item 2 of Schedule 13D.

         (f) Patrick Keery is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

                  Titan has submitted its first amended Form 10-SB registration statement and anticipates becoming a reporting company by October 1, 1998. Patrick Keery has been a beneficial owner of more than 5% of the stock of the issuer since the time of the merger of Titan Motorcycle Co. of America with Mojave Financial Services, Inc., a public company. Patrick Keery, with his parents, was the sole owner of Titan at the time that it was a privately held company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  The aggregate number and percentage of the class of securities of the registrant identified pursuant to Item 1 as owned by Patrick Keery is

                                                               Page 5 of 5 Pages

                                       13D

2,848,549 aggregate shares (including 100,000 shares subject to options granted under the Company's Stock Option and Incentive Plan). This aggregate number of shares represents 17.2% of the common outstanding stock of Titan.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships, legal or otherwise, with relation to the transfer or voting of any of the securities of the registrant reported herein, except for the terms of the Titan Stock Option and Incentive Plan. Pursuant to such plan, Patrick Keery may exercise stock options for 100,000 shares of common stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The  following   materials  are  filed  as  Exhibits  and  are
incorporated herein by this reference: NONE

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                   01 Oct 1998
                                                   -----------------------------
                                                   (Date)


                                                   /s/ Patrick Keery
                                                   -----------------------------
                                                   (Signature)


                                                   Patrick. Keery
                                                   -----------------------------
                                                   (Name/Title)



Attention: Intentional misstatements or omissions of fact constitute Federal criminal viotations (See 18 U.S.C. 1001)

Schedule13DPK.626